SMART Global Holdings, Inc.

39870 Eureka Drive

Newark, CA 94560

May 19, 2017

VIA EDGAR TRANSMISSION AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Tim Buchmiller
Ms. Lynn Dicker
Ms. Tara Harkins
Ms. Amanda Ravitz

Re:	SMART Global Holdings, Inc.
Registration Statement on Form S-1
Registration No. 333- 217539

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-217539) (the “Registration Statement”) of SMART Global Holdings, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 pm, Washington, D.C. time, on May 23rd, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Alan F. Denenberg at (650) 752-2004.

The Company acknowledges the following:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SMART GLOBAL HOLDINGS, INC.

By:	/s/ Iain MacKenzie
Name: Iain MacKenzie
Title: President and Chief Executive Officer